Number 82-4458 (12g3-2(b))

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION

(JSC Irkutskenergo)

Sukhe-Bator str. 3, Irkutsk city, 664025, Russia

20.08.2004 № 097/10460

На № ________ от ________

The U.S. Securities and Exchange Commission

Office of International [redacted]te

Finance[redacted]

450 Fift

Mail top

04036700

Washington. D.C. 20549

U.S.A.

Re: Exemption No.: 82-4458 (12g3-2(b))

SUPPL

RECEIVED

2004 SEP -8 A 10:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir or Madam!

In connection with the Company's exemption, pursuant to the Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed JSC Irkutskenergo financial report and financial results for the 6 months of 2004 year.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form-6 registration statement number: 333-6050, which was declared effective by the SEC on May 5, 1996.

Sincerely,

General director of JSC Irkutskenergo

Российская Федерация · ОАО "Иркутскэнерго" · г. Иркутск

Vladimir V. Kolmogorov

PROCESSED

SEP 09 2004

THOMSON FINANCIAL

Putintsev V.
217-586

dlw 9/8

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664025, Russia

FINANCIAL REPORT
for the half of 2004 (in thousands of Rubles)

Balance Sheet, for the half of 2004 year
(in thousands of Rubles)

ASSETS	January, 1 2004	June, 30 2004
Intangible Assets	20	20
Property, Plants & Equipment	42 674 509	41 682 692
Capital investments in progress	1 373 190	1 960 355
Long-Term Investments	415 334	493 201
Inventories	1 398 942	1 329 231
Value-added tax	490 173	390 481
Accounts Receivable	4 828 085	5 107 899
Short-Term Investments	245 015	557 803
Cash	190 925	80 699
TOTAL ASSETS	51 616 193	51 602 381
LIABILITIES		
Capital Stock	4 766 808	4 766 808
Additional Capital Paid-in	40 570 822	40 537 163
Reserve funds	1 191 702	1 191 702
Retained Earnings	1 246 480	2 174 236
Long-Term Debt	135 988	122 770
Short-Term Debt	983 025	168 000
Accounts Payable	2 688 798	2 611 352
Backlog to the participants for profit discharging	5 149	4 154
Future terms incomes	27 421	26 196
Reserve of forthcoming expenditures and payments	0	0
TOTAL LIABILITIES	51 616 193	51 602 381

General director of
JSC «Irkutskenergo» _______________ Vladimir V. Kolmogorov

Acting chief accountant of
JSC «Irkutskenergo» _______________ Tatiana N. Kuznetsova

Number 82-4458 (12g3-2(b))

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664025, Russia

FINANCIAL RESULTS
for the half of 2004
(in thousands of Rubles)

INDEX	the half of 2004 in thousands of Rubles
1. Income before taxes	1 172 678
2. Profit utilization:	
Profit tax	244 922

General director of JSC «Irkutskenergo» ________ Vladimir V. Kolmogorov

Acting chief accountant of JSC «Irkutskenergo» ________ Tatiana N. Kuznetsova

ОАО "Иркутскэнерго" г. Иркутск